SEC
Mail Processing
Section

MAR 02 2020

Washington DC
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20009479

SION

ANNUAL ... ORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 06939

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Funds and Trusts, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3030 South Main Street, Suite #100
(No. and Street)

Salt Lake City	Utah	84115
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard M. Taggart (801) 466-8701
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company
(Name – *if individual, state last, first, middle name*)

1785 West 2320 South	Salt Lake City	Utah	84119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AMERICAN FUNDS AND TRUSTS, INC.

FORM X-17A-5

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2019

AMERICAN FUNDS AND TRUSTS, INC.

TABLE OF CONTENTS

Financial Report	Page
Report of Independent Registered Public Accounting Firm	1
Oath or Affirmation to Financial Statements	2
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Stockholders' Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7-13
Supplementary Information	
Schedule I - Computation of Net Capital	14
Schedule II - Reconciliation to Respondent's Unaudited Computation of Net Capital	15
Schedule III - Computation of Aggregate Indebtedness	16
Schedule IV - Exemptive Provision Under Rule 15c3-3	17
Exemption Report	
Report of Independent Registered Public Accounting Firm on Exemption Review Report	18
Exemption Report	19

Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of American Funds & Trusts, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of American Funds & Trusts, Inc. as of December 31, 2019, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of American Funds & Trust, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of American Funds & Trusts, Inc.'s management. Our responsibility is to express an opinion on American Funds & Trusts, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to American Funds & Trusts, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The information contained in Schedules I through IV has been subjected to audit procedures performed in conjunction with the audit of American Funds & Trusts, Inc.'s financial statements. The supplementary information is the responsibility of American Funds & Trusts, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in Schedules I through IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
February 28, 2020

We have served as American Funds & Trusts, Inc.'s auditor since 2016.

OATH OR AFFIRMATION

I, Richard M. Taggart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Funds and Trusts, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public 2/28/2020

STEPHANIE W. COUSINS
Notary Public State of Utah
My Commission Expires on:
January 28, 2023
Comm. Number: 704273

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN FUNDS AND TRUSTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Current assets:	
Cash and cash equivalents	$ 295,339
Commissions receivable	49,013
Deposits	150
Prepaid expense	125
Total current assets	344,627
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation of $37,818	2,836
Other assets	
Operating lease right-of-use asset	86,985
Investment securities, at market value	69,137
Total Assets	$ 503,585

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:	
Accrued commissions to officers and directors	$ 115,185
Operating lease liability - current portion	34,593
Accrued commissions to registered representatives	30,852
Accrued expenses and other payables	22,077
Accrued income tax payable	479
State income taxes payable	429
Total current liabilities	203,615
Long-term liabilities:	
Operating lease liability - long-term portion	52,392
Deferred income taxes	5,100
Total long-term liabilities	57,492
Total liabilities	261,107
Stockholders' equity:	
Common stock, $1 par value, 150,000 shares authorized and 122,168 shares issued and outstanding	122,168
Additional paid-in capital	44,409
Retained earnings	75,901
Total stockholders' equity	242,478
Total Liabilities and Stockholders' Equity	$ 503,585

See independent registered public accounting firm's audit report and notes to financial statements.

AMERICAN FUNDS AND TRUSTS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues:	
Commissions	$ 807,691
Unrealized gain on marketable securities	12,824
Estate administration fee	6,124
Interest and dividend income	1,232
Total revenue	827,871
Expenses:	
Commissions, salaries and payroll taxes	697,199
Occupancy and equipment	50,660
Professional fees	40,528
Regulatory and membership fees	4,850
Communications & office expense	4,670
Other	10,180
Total expenses	808,087
Income before income tax expense	19,784
Income tax expense	5,098
Net income	$ 14,686

See independent registered public accounting firm's audit report and notes to financial statements.

AMERICAN FUNDS AND TRUSTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Common Stock	Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balances, December 31, 2018	$ 122,168	$ 44,409	$ 56,721	$ 4,494	$ 227,792
Cumulative effect of accounting change	--	--	4,494	(4,494)	--
Net income	--	--	14,686	--	14,686
Balances, December 31, 2019	$ 122,168	$ 44,409	$ 75,901	$ --	$ 242,478

See independent registered public accounting firm's audit report and notes to financial statements.

AMERICAN FUNDS AND TRUSTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

Cash flows from operating activities:	
Net income	$ 14,686
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	2,239
Dividends reinvested in securities	(1,142)
Unrealized gain on marketable securities	(12,824)
Change in deferred income taxes	2,900
(Increase) decrease in assets:	
Commissions receivable	(23,762)
Operating lease right-of-use asset	(86,985)
Prepaid income taxes	1,122
Deposits	56
Prepaid expense	(17)
Increase (decrease) in liabilities:	
Operating lease liability	86,985
Commissions due to officers and directors	(116,058)
Commissions due to registered representatives	(5,195)
Accrued expenses and other payables	1,085
Income taxes payable	679
Net cash (used in) operating activities	(136,231)
Cash flows from investing activities:	
Purchase of equipment	(1,898)
Net cash (used in) investing activities	(1,898)
Cash flows from financing activities:	
Net cash provided by financing activities	--
Net (decrease) in cash	(138,129)
Cash and cash equivalents, beginning of year	433,468
Cash and cash equivalents, end of year	$ 295,339

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:	
Income taxes	$ 307
Interest	$ --

See independent registered public accounting firm's audit report and notes to financial statements.

1. **Summary of Significant Accounting Policies**

a. **Business**

The Company was incorporated under the laws of the State of Utah in 1958, generally to engage in the business of a securities broker dealer. The Company's business is principally limited to the sale of mutual fund investments for customers living in Utah. In addition to Utah, the Company is licensed to do business in Arizona, California and Nevada. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

b. **Revenue Recognition**

Effective January 1, 2018, the Company adopted ASU No. 2014-9, *Revenue from Contracts with Customers* ("ASC Topic 606") using the modified retrospective method which had no impact on the Company's opening retained earnings. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

The Company acts as an agent by selling mutual funds to customers and collecting commissions from the mutual fund companies. In addition, if a customer subsequently adds to their mutual fund position, the Company collects additional commissions. Accordingly, the Company recognizes the net commissions on a trade date basis, which is the day the transaction is executed. The Company believes that the performance obligation is satisfied on the trade date because that is when the mutual fund is selected, the price is determined, and the risks and rewards of ownership have been transferred to the customer.

The Company also receives recurring commissions on mutual funds held by customers for a duration longer than one year. The Company believes that the performance obligation is not satisfied until the mutual funds are held by customers for the required duration and recognizes the net commissions at that time.

The recognition and measurement of revenue is based on the assessment of specific mutual fund company commission terms and significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time.

c. **Customer Security Transactions**

The Company does not retain customer funds or securities and is exempt from the provisions of the Customer Protection Rule (Rule 15c3-3).

d. **Cash and Cash Equivalents**

For purposes of reporting cash flows, the Company considers all highly liquid cash investments with a maturity of three months or less to be cash equivalents. The carrying amount reflected in the statement of financial condition for cash and cash equivalents approximate fair value due to the short maturities of those investments.

e. **Furniture, Equipment and Depreciation**

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation on office furniture, equipment and leasehold improvements is provided using the straight-line method over expected useful lives of 5 to 7 years. Normal repair and maintenance items are expensed as incurred.

f. **Leases**

In February 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-02, Leases. ASU 2016-02 requires a lessee to record a right-of-use asset and a corresponding lease liability on the statement of financial condition for all leases with terms longer than 12 months. Pursuant to this new standard, the Company has recorded an operating lease right-of use ("ROU") asset and operating lease liability in the accompanying statement of financial condition as of December 31, 2019.

The Company leases office space under the terms of an operating lease. The determination of whether an arrangement is a lease is made at the lease's inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

ROU assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. Since the Company's lease does not provide an implicit rate, to determine the present value of lease payments, management uses the Company's estimated incremental borrowing rate based on the information available at lease commencement.

g. **Investments**

The Company's investments consist of mutual funds that have a readily determinable fair market value. On January 1, 2019, the Company adopted ASU No. 2016-01, *Financial Instruments - Overall* ("ASC 825-10"), which requires all equity securities other than those accounted for under the equity method to be reported at fair value with holding gains and losses recognized in net earnings. At December 31, 2018, the Company had $55,171 in equity securities classified as "available for sale" under the prior guidance with holding gains included in accumulated other comprehensive income ("AOCI") instead of net earnings. At the date of adoption, unrealized gains on equity securities net of income taxes totaling $4,494 were reclassified from AOCI to retained earnings as the cumulative effect of an accounting change.

h. **Fair Value of Financial Instruments**

FASB ASC 825-10, *Disclosures about Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. FASB ASC 825-10 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

The fair value of financial instruments classified as current assets or liabilities, including cash and cash equivalents, commissions receivable, commissions payable and accrued expenses approximate carrying value, principally because of the short maturity of those items. Investments in marketable equity securities are carried at their estimated fair value.

i. **Income Taxes**

The Company utilizes the asset and liability method to account for income taxes. The objective of this method is to establish deferred tax assets and liabilities for the temporary differences between net income for financial reporting basis and tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Income tax expense or benefit is provided based upon the financial statement earnings of the Company. Depreciation expense and unrealized gains on securities are recognized in different periods for tax and financial accounting purposes. The tax effect of these differences is reported as deferred income taxes in the financial statements.

j. **Management Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions that affect certain reported amounts and disclosures in the financial statements. Accordingly, actual results could differ from those estimates.

2. Commissions Receivable

Commissions receivable represent amounts due from mutual fund companies for commissions earned through December 31, 2019. Amounts due are received in the subsequent month, therefore, an allowance for doubtful accounts is not considered necessary.

3. Furniture, Equipment and Leasehold Improvements

The major classes of depreciable assets are as follows:

Furniture and equipment	$ 38,756
Leasehold improvements	1,898
Total	40,654
Less accumulated depreciation	(37,818)
Fixed assets, net	$ 2,836

Depreciation expense for the year ended December 31, 2019 was $2,239.

4. Investment Securities

Investment securities consist of mutual funds and are recorded at market value at December 31, 2019 as follows:

Mutual funds, at cost	$ 50,240
Unrealized gains	18,897
Investment securities, at market value	$ 69,137

5. **Fair Value Measurement**

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2: Observable inputs other than quoted prices included in level 1 which are observable for asset or liability either directly or indirectly. These inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Unobservable inputs for the asset or liability to the extent relevant observable inputs are not available, representing the Company's own assumption about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

Mutual Funds - Valued at the closing price reported in the active market in which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
Mutual funds	$ 69,137	$ --	$ --	$ 69,137
Total assets at fair value	$ 69,137	$ --	$ --	$ 69,137

6. Income Taxes

Income taxes are provided at statutory rates for the tax effects of transactions reported in the financial statements and consist of taxes currently due and for deferred taxes which relate to timing differences for the expense recognition of depreciation and unrealized gains on securities.

FASB ASC 740-10, *Accounting for Uncertainty in Income Taxes*, prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the year ended December 31, 2019, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company files income tax returns in the U.S. federal jurisdiction and Utah. The Company's tax returns are subject to possible examination by the taxing authorities. For income tax purposes the returns essentially remain open for possible examination for a period of three years after the respective filing deadlines of those returns. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2016.

Income tax expense consists of the following:

Current year income taxes due:	
Federal	$ 1,679
State	429
Foreign countries	90
Total	2,198
Deferred tax expense for current year timing differences:	
Federal	2,340
State	560
Total	2,900
Total income tax expense	$ 5,098

The actual tax expense differs from the "expected" tax expense computed by applying the U.S. corporate rate of 21 percent as follows:

Computed "expected" federal tax expense	$ 4,155
Computed "expected" state tax expense	979
Impact of state income tax deductibility	(90)
Corporate dividend deduction	(141)
Foreign taxes	90
Other	105
Total income tax expense	$ 5,098

Using the applicable combined federal and state tax rate of 26%, the deferred tax liabilities are as follows:

Deferred tax liabilities:	Amount	Rate	Tax
Unrealized gain on securities	$ 18,897	26%	$ 4,913
Tax depreciation in excess of book depreciation	737	26%	192
Rounding			(5)
Net deferred tax liabilities			$ 5,100

7. **Lease Commitment for Office Space**

The Company renewed a five-year operating lease for office space in August 2017, which will expire July 31, 2022. Rent expense under this agreement for 2019 was $36,500. Future minimum lease commitments are as follows:

Year Ending December 31,	Lease Commitments
2020	$ 37,200
2021	37,700
2022	22,400
Total lease payments	97,300
Less interest factor	(10,315)
Total operating lease liability	86,985
Less operating lease liability - current portion	(34,593)
Operating lease liability - long-term portion	$ 52,392

8. **Leases**

As disclosed in Note 1, the Company adopted ASU No. 2016-02, *Leases* (Topic 842), which requires leases with durations greater than 12 months to be recognized on the statement of financial condition. The Company is a party of a five-year operating lease for office space which will expire in 2022.

The Company uses its estimated cost of capital at lease commencement as its interest rate, as the operating lease does not provide a readily determinable implicit interest rate.

The following table presents the Company's lease-related assets and liabilities as of December 31, 2019:

Assets:		
Operating leases	Operating lease right-of-use asset	$ 86,985
	Total	$ 86,985
Liabilities:		
Operating leases	Operating lease liability - current portion	$ 34,593
Operating leases	Operating lease liability - long-term portion	$ 52,392
	Total	$ 86,985
Weighted-average remaining term		2.58 years
Weighted-average discount rate		5.00%

9. **Net Capital Requirements**

As a broker dealer, the Company is subject to the uniform net capital rule adopted and administered by the Securities and Exchange Commission. The rule requires maintenance of minimum net capital and prohibits a broker dealer from engaging in securities transactions at a time when its net capital falls below minimum requirements, as those terms are defined by the rule. At December 31, 2019, the Company's net capital was $214,869 which was $189,869 in excess of the $25,000 minimum required.

10. Risk Management

Transactions involving financial instruments involve varying degrees of market, credit and operating risk. The Company monitors its exposure to risk on a regular basis.

Credit Risk

The Company's transactions with customers are recorded on a trade date basis and are collateralized by the underlying securities. The Company's exposure to credit risk associated with nonperformance by customers is impacted by volatile or illiquid trading markets. Should customers fail to perform, the Company may be required to complete the transaction at prevailing market prices. The Company manages credit risk by principally requiring funds to be on deposit at the time of purchase. Also, management has determined that investing in mutual funds helps mitigate volatility and illiquidity and has limited its business primarily to investing in major mutual funds for customers.

Market Risk

Market risk is the potential change in value of the financial instrument caused by unfavorable changes in the underlying net asset value. The Company has an investment in a mutual fund which is susceptible to market risk.

Operating Risk

Operating risk focuses on the Company's ability to accumulate, process, and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributed to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an internal control environment which incorporates various control mechanisms throughout the organization. In addition, the Company periodically monitors its technological needs and makes changes as deemed appropriate.

Concentration of Credit Risk

The Company's cash is deposited at one financial institution. Cash accounts at banks are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000. At December 31, 2019 the Company had approximately $75,658 in excess of the FDIC limit.

11. Subsequent Events

Management has evaluated subsequent events through February 28, 2020, the date which the financial statements were available to be issued, and has determined there are no additional subsequent events to be reported.

AMERICAN FUNDS AND TRUSTS, INC.

SUPPLEMENTARY INFORMATION

AS OF DECEMBER 31, 2019

AMERICAN FUNDS AND TRUSTS, INC
SCHEDULE I
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2019

Stockholders' equity		$ 242,478
Non-allowable assets:		
Commissions receivable in excess of commissions payable	(14,128)	
Furniture, equipment and leasehold improvements, net	(2,836)	
Deposits	(150)	
Prepaid expense	(125)	(17,239)
Net capital before haircuts on securities' positions		225,239
Haircuts on securities:		
Mutual funds	(10,370)	(10,370)
Net capital per audit		$ 214,869

See report of independent registered public accounting firm.

AMERICAN FUNDS AND TRUSTS, INC
SCHEDULE II
RECONCILIATION TO RESPONDENT'S UNAUDITED COMPUTATION OF NET CAPITAL
DECEMBER 31, 2019

RECONCILIATION TO RESPONDENT'S UNAUDITED COMPUTATION

Net capital per respondent's Focus report	$ 216,222
Net increase in stockholders' equity	8,117
Net (increase) in nonallowable assets	(9,470)
Net increase in haircut on securities' positions	--
Net capital per audit	$ 214,869

See report of independent registered public accounting firm.

AMERICAN FUNDS AND TRUSTS, INC.
SCHEDULE III
COMPUTATION OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2019

Accrued commissions to officers and directors	$ 115,185
Accrued commissions to registered representatives	30,852
Accrued expenses and other payables	22,077
Accrued income tax payable	479
State income taxes payable	429
Total aggregate indebtedness	$ 169,022
Ratio of aggregate indebtedness to net capital	.79:1

See report of independent registered public accounting firm.

AMERICAN FUNDS AND TRUSTS, INC.
SCHEDULE IV
EXEMPTIVE PROVISION UNDER RULE 15c3-3
DECEMBER 31, 2019

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A.	$2,500 capital category; as per Rule 15c3-1	______
B.	"Special Account for the Exclusive Benefit of Customers" maintained	X
C.	All customer transactions cleared through another broker-dealer on a fully disclosed basis: Name of clearing firm ____________________	______
D.	Exempted by order of the Commission	______

See report of independent registered public accounting firm.

Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of American Funds & Trusts, Inc.

We have reviewed management's statements, included in the accompanying American Funds & Trusts, Inc. Exemption Report, in which (1) American Funds & Trusts, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which American Funds & Trusts, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) American Funds & Trusts, Inc. stated that American Funds & Trusts, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. American Funds & Trusts, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about American Funds & Trusts, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Haynie & Company
Haynie & Company
Salt Lake City, Utah
February 28, 2020

American Funds and Trusts, Inc.

Financial Advisors Specializing in Mutual Funds, Personal & Corporate Retirement Plans

3030 SOUTH MAIN STREET, SUITE 100
SALT LAKE CITY, UTAH 84115
(801) 466-8701
FAX (801) 466-8780

RICHARD M. TAGGART, Pres.
RICHARD P. TAGGART, Vice Pres.

EXEMPTION REPORT

American Funds & Trusts, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k): (2)(i).

2. The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Richard M. Taggart, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Richard M. Taggart
President
American Funds & Trusts, Inc.
February 28, 2020

email: amfunds58@aol.com
www.americanfundsandtrusts.com